EXHIBIT 99.1

Repurchase offer completed, nearly 99 percent acceptance ratio

The repurchase offer is not directed to shareholders located in the United States, Canada, Australia, New Zealand and Japan or to persons whose participation in the repurchase offer requires additional information or registration measures or other measures in addition to those required under Swedish and Finnish law. Copies of this press release, the offer document and any other documents related to the offer are not being, and must not be, mailed or otherwise distributed or sent in or into such countries and so doing may invalidate any purported acceptance of the offer.

TeliaSonera's offer to repurchase shares is now completed. The acceptance ratio for selling back shares was high. 98.8 percent of the over 187 million shares included in the offer were repurchased by TeliaSonera. This means that TeliaSonera has during 2005 distributed some SEK 10 billion to shareholders in addition to the ordinary dividend.

"The acceptance ratio of about 99 percent is higher than the average for this type of repurchase programs in Sweden. This has enabled us to fulfill our promise to distribute SEK 10 billion to our shareholders," says TeliaSonera's President and CEO Anders Igel.

"However, we are less pleased, with the fact that some 200,000 smaller shareholders did not participate in the offer and sold neither their shares nor their sales rights. We will have to take this into consideration when making decisions regarding future distribution of capital to our shareholders."

Acceptance in the repurchase offer The Board of Directors of TeliaSonera decided on April 26, 2005 to repurchase a maximum of 187,009,282 shares, representing 4.0 percent of the total outstanding shares, by offering the shareholders of TeliaSonera to sell every twenty-fifth share to TeliaSonera for a cash payment of SEK 55 (approximately EUR 5.98[1]) per share. The acceptance period to accept the repurchase offer ended June 14, 2005. During the acceptance period 184,774,856 shares have been tendered in the repurchase offer, corresponding to an acceptance ratio in the repurchase offer of 98.8 percent. In total, SEK 10,163 million (EUR 1,1051 million) will be transferred to the shareholders of TeliaSonera in exchange for the repurchased shares.

Payment for the repurchased shares is expected to take place on or around July 4, 2005 for shareholders directly registered at VPC and on or around July 5, 2005 for shareholders directly registered in the Finnish book-entry system.

Commission-free sales procedure The average price for sales rights submitted in the commission-free sales procedure amounted to SEK 0.6782 (EUR 0.0737[2]). Payment for sales rights submitted in the commission-free sales procedure is expected to take place on or around July 4, 2005 for shareholders directly registered at VPC and on or around July 5, 2005 for shareholders directly registered in the Finnish book-entry system.

Other After the repurchase offer TeliaSonera holds 184,774,856 own shares representing about 4.0 percent of the total number of shares in TeliaSonera. The Board of Director’s intention is to propose the Annual General Meeting to be held in 2006 to cancel the shares acquired in the repurchase offer.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

For further information regarding the repurchase offer contact: Nordea Sweden, +46 (0)771 333 999, e-mail: teliasonera@teleperformance.se

Shareholders in Finland, +358 (0)203 42 422 (service provided in Finnish and Swedish), e-mail: teliasonera@teleperformance.fi

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

[1] Convenience currency conversions from SEK to EUR have been calculated by using Bank of Finland’s monthly average EUR/SEK exchange rate of 9.1931 in May, 2005. The actual repurchase price that finally will be payable in euro to the shareholders whose shares are registered on a Finnish book-entry account, will be determined at the prevailing EUR/SEK exchange rate on or around July 1, 2005, i.e. in close connection to the payment date in the repurchase offer.

[2] The average price for the sales rights paid in euro to the shareholders whose shares are registered on a Finnish book-entry account, is determined at the EUR/SEK exchange rate on June 9, 2005, which amounted to 9.2010.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download: http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=110435&fn=wkr0001.pdf